UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

RIDGEFIELD ACQUISITION CORP.
(Name of Issuer)

RIDGEFIELD ACQUISITION CORP.
STEVEN N. BRONSON
SB4 INVESTMENTS, LLC
(Names of Persons Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

765816103
(CUSIP Number of Class of Securities)

Steven N. Bronson
Chairman and CEO
Ridgefield Acquisition Corp.
732 S 6th St., Suite R

Las Vegas, NV 89101
(510) 244-0424
(Name, Address, and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)

With a copy to:

John McIlvery
Stubbs Alderton & Markiles, LLP
15260 Ventura Blvd., 21st Floor
Sherman Oaks, CA 91403
(818) 444-4502

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure contained in this transaction statement on Schedule 13E-3. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by (i) Ridgefield Acquisition Corp., a Nevada corporation (the “Company”), (ii) Steven N. Bronson, a natural person, and (iii) SB4 Investments LLC, a Nevada limited liability company of which Mr. Bronson is the Managing Member (“SB4” and together with Mr. Bronson, the “Controlling Shareholders”). The Company and the Controlling Shareholders are collectively referred to herein as the “Filing Persons.”

This Transaction Statement is being filed with the SEC concurrently with the filing of Amendment No. 1 to the Company’s Information Statement on Schedule 14C (as amended, the “Information Statement”) pursuant to Regulation 14C under the Exchange Act. The information contained in the Information Statement, including all appendices and exhibits thereto, is expressly incorporated herein by reference, and the responses to each item of this Schedule 13E-3 are qualified in their entirety by reference to the information contained in the Information Statement. As of the date hereof, the Information Statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be amended to reflect such completion or amendment of the Information Statement. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Information Statement.

The Information Statement is being furnished to holders of shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”), with respect to the following items (collectively, the “Corporate Actions”):

•	The approval of a Certificate of Amendment to the Company’s Articles of Incorporation pursuant to which the issued and outstanding shares of Common Stock will be subject to a 1-for-10,000 reverse stock split in which every 10,000 shares will become one share. No fractional shares will be issued in the reverse stock split to any shareholder holding fewer than 10,000 shares of Common Stock immediately prior to the split; instead, those holders will receive a cash payment of $0.02 for each outstanding share of Common Stock they hold immediately before the split, representing the fair market value of such shares as determined by the Board of Directors of the Company.

•	The approval of a second Certificate of Amendment to the Company’s Articles of Incorporation, to become effective immediately after the filing of the first Certificate of Amendment, pursuant to which the outstanding shares of Common Stock, after giving effect to the reverse stock split and payment in lieu of fractional shares, will be subject to a 10,000-for-1 forward stock split, pursuant to which each share of Common Stock outstanding following consummation of the reverse stock split will be converted back into 10,000 shares of Common Stock, and the authorized capital stock of the Company will be increased to 75,000,000 of which 70,000,000 will be Common Stock and 5,000,000 will be preferred stock.

Copies of the Certificates of Amendment are attached as Appendices A and B to the Information Statement. The Certificates of Amendment will not be filed with the Nevada Secretary of State and will not become effective until at least 20 calendar days after the Information Statement is first mailed to shareholders, as required by Rule 14c-2 under the Exchange Act.

Each of the Corporate Actions was approved on September 15, 2025 by the Board of Directors of the Company and by the Controlling Shareholders, who own in the aggregate approximately 93.9% of the outstanding shares of Common Stock. Under Nevada law and the Articles of Incorporation of the Company, this is sufficient authorization for completion of the Corporate Actions. Therefore, votes or consent of shareholders other than the Controlling Shareholders is not requested or required to approve the Corporation Actions, and shareholders are not being asked to do anything in response to the Information Statement. The Information Statement is being furnished to the Company’s shareholders in accordance with Sections 13(e) and 14(c) of the Exchange Act and Rules 13e-3 and 14c-2 promulgated thereunder solely for the purpose of informing the Company’s shareholders of the actions taken by the written consent.

The Corporate Actions are being undertaken as part of the Filing Persons’ plan to go private and terminate the registration of the Common Stock under Section 12(b) of the Exchange Act and suspend the Company’s duty to file periodic reports, current reports and other information with the SEC under Section 13(a) thereunder. In order to do so the Company must reduce the number of record holders of its Common Stock to below 500, which is the level at or above which the Company is required to file public reports with the SEC.

Item 1.	Summary Term Sheet

The information set forth in the Information Statement under the caption “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information

(a)	Name and Address. The name of the subject company is Ridgefield Acquisition Corp., a Nevada corporation. The Company’s principal executive offices are located at 732 S 6th St., Suite R Las Vegas, NV 89101. The Company’s telephone number is (510) 244-0424.

(b)	Securities. The subject class of equity securities to which this Schedule 13E-3 relates is the Company’s common stock, par value $0.001 per share, of which 27,860,773 shares were outstanding as of September 15, 2025.

(c)	Trading Market and Price. The information set forth in the Information Statement under the caption “Information About the Company’s Common Stock — Market Price” is incorporated herein by reference.

(d)	Dividends. The information set forth in the Information Statement under the caption “Information About the Company’s Common Stock — Dividends” is incorporated herein by reference.

(e)	Prior Public Offerings. The information set forth in the Information Statement under the caption “Information About the Company’s Common Stock — Prior Public Offerings” is incorporated herein by reference.

(f)	Prior Stock Purchases. The information set forth in the Information Statement under the caption “Information About the Company’s Common Stock — Prior Stock Purchases” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Persons

(a)	Name and Address. The Company is a filing person and also the subject company, with its address and telephone number provided in Item 2(a) above. The name of each director and executive officer is set forth below.

Name	Position
Steven N. Bronson	Chairman of the Board, Chief Executive Officer and President
Leonard A. Hagan	Director

The address of each director and executive officer of the Company is c/o Ridgefield Acquisition Corp., 732 S 6th St., Suite R Las Vegas, NV 89101 and the telephone number for each of them is (510) 244-0424.

The Controlling Shareholders are also filing persons. The address of both Mr. Bronson and SB4 is c/o Ridgefield Acquisition Corp., 732 S 6th St., Suite R Las Vegas, NV 89101. Their telephone number is (510) 244-0424.

(b)	Business and Background of Entities. SB4 is a Nevada limited liability company. The principal business of SB4 is to invest in public and privately held businesses. SB4 has not been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) and has not been party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining them from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

(c)	Business and Background of Natural Persons. The information set forth in the Information Statement under “Information About the Company — Directors and Executive Officers” is incorporated herein by reference.

Item 4.	Terms of the Transaction

(a)	Material Terms. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Description of the Transaction — Corporate Actions”
•	“Description of the Transaction — Approval by the Board of Directors”
•	“Description of the Transaction — Shareholder Action by Written Consent”
•	“Special Factors — Purpose of the Splits”
•	“Special Factors — Reverse Split”
•	“Special Factors — Forward Split”
•	“Special Factors — Effects on Shareholders”
•	“Special Factors — Increase in Authorized Capital Stock”
•	“Special Factors — Federal Income Tax Consequences”

(c)	Different Terms. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Description of the Transaction — Corporate Actions”

•	“Special Factors — Reverse Split”

•	“Special Factors — Forward Split”

(d)	Appraisal Rights. The information set forth in the Information Statement under the caption “Special Factors — Dissenters’ Rights” is incorporated herein by reference.

(e)	Provisions for Unaffiliated Security Holders. Not applicable.

(f)	Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements

(a)	Transactions. The information set forth in the Information Statement under the caption “Information about the Company’s Common Stock — Prior Stock Purchases” is incorporated herein by reference.

(b)	Significant Corporate Events. Not applicable.

(c)	Negotiations or Contacts. Not applicable.

(e)	Agreements Involving the Subject Company’s Securities. Not applicable.

Item 6.	Purposes of the Transaction and Plans or Proposals

(b)	Use of Securities Acquired. The information set forth in the Information Statement under the caption “Special Factors — Reverse Split” is incorporated herein by reference.

(c)	Plans. The information set forth in the Information Statement under the caption “Special Factors — Purpose of the Splits” is incorporated herein by reference.

Item 7.	Purposes, Alternatives, Reasons and Effects

(a)	Purposes. The information set forth in the Information Statement under the caption “Special Factors — Purpose of the Splits” is incorporated herein by reference.

(b)	Alternatives. Not applicable.

(c)	Reasons. The information set forth in the Information Statement under the caption “Special Factors — Purpose of the Splits” is incorporated herein by reference.

(d)	Effects. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Special Factors — Purpose of the Splits”
•	“Special Factors — Reverse Split”
•	“Special Factors — Forward Split”
•	“Special Factors — Effects on Shareholders”
•	“Special Factors — Increase in Authorized Capital Stock”
•	“Special Factors — Federal Income Tax Consequences”

•	“Special Factors — Tax Consequences to Shareholders”

Item 8.	Fairness of the Transaction

(a)	Fairness. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

•	“Special Factors — Reverse Split”

•	“Special Factors — Fairness”

•	“Information about the Common Stock — Market Price”

(b)	Factors Considered in Determining Fairness. The information set forth in the Information Statement under the caption “Special Factors — Fairness” is incorporated herein by reference.

(c)	Approval of Security Holders. The information set forth in the Information Statement under the caption “Description of the Transaction — Shareholder Action by Written Consent” is incorporated herein by reference.

(d)	Unaffiliated Representative. The information set forth in the Information Statement under the caption “Special Factors — Fairness” is incorporated herein by reference.

(e)	Approval of Directors. The information set forth in the Information Statement under the caption “Description of the Transaction — Approval by the Board of Directors” is incorporated herein by reference.

(f)	Other Offers. None.

Item 9.	Reports, Opinions, Appraisals and Negotiations

(a)	Report, Opinion or Appraisal. The information set forth in the Information Statement under the caption “Special Factors — Fairness” is incorporated herein by reference.

(b)	Preparer and Summary of the Report, Opinion or Appraisal. Not applicable.

(c)	Availability of Documents. Not applicable.

Item 10.	Source and Amounts of Funds or Other Consideration

(a)	Source of Funds. The information set forth in the Information Statement under the caption “Special Factors — Reverse Split” is incorporated herein by reference.

(b)	Conditions. The information set forth in the Information Statement under the caption “Special Factors — Reverse Split” is incorporated herein by reference.

(c)	Expenses. The information set forth in the Information Statement under the caption “Special Factors — Expenses” is incorporated herein by reference.

(d)	Borrowed Funds. None.

Item 11.	Interest in Securities of the Subject Company

(a)	Securities Ownership. The information set forth in the Information Statement under the caption “Information About the Company — Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b)	Securities Transactions. None.

Item 12.	The Solicitation or Recommendation

(d)	Intent to Tender or Vote in a Going-Private Transaction. Not applicable.

(e)	Recommendations of Others. Not applicable.

Item 13.	Financial Statements

(a)	Financial Information. The audited financial statements of the Company for the years ended December 31, 2024 and December 31, 2023 appearing in the Annual Report on Form 10- K for the fiscal year ended December 31, 2024 (filed with the SEC on March 14, 2025) are incorporated herein by reference. The interim financial statements of the Company for the three and six months ended June 30, 2025 appearing in the Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2025 (filed with the SEC on August 8, 2025) are incorporated herein by reference.

(b)	Pro forma Information. Not applicable.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used

(a)	Solicitations or Recommendations. None.

(b)	Employees and Corporate Assets. None.

Item 15.	Additional Information

(b)	Not applicable.

(c)	Other Material Information. The information contained in the Information Statement, including all appendices attached thereto, is incorporated herein by reference.

Item 16.	Exhibits

(a)(5)	Amendment No. 1 to Information Statement on Schedule 14C (filed with the Securities and Exchange Commission on October [●], 2025 and incorporated herein by reference).

(b)	Not applicable.

(c)	Not applicable.

(d)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

107	Filing Fee Table.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 17, 2025

RIDGEFIELD ACQUISITION CORP.

By:	/s/ Steven N. Bronson
Name:	Steven N. Bronson
Title:	Chairman and Chief Executive Officer

SB4 INVESTMENTS, LLC

By:	/s/ Steven N. Bronson
Name:	Steven N. Bronson
Title:	Managing Member

STEVEN N. BRONSON

By:	/s/ Steven N. Bronson
Name:	Steven N. Bronson